788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 16-326
July 14, 2016

Platinum Group Metals Third Quarter Results and Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the nine months ended May 31, 2016 and provides recent highlights and outlook. For details of the consolidated financial statements and Management’s Discussion and Analysis for the nine months ended May 31, 2016, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in United States dollars unless otherwise stated. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings reported in United States dollars.

Recent Highlights

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In a news release dated May 31, 2016 the Company reported new high grade platinum, palladium and gold (“3E”) assay results for recent drill intercepts completed on the Waterberg Project subsequent to the updated independent resource estimate announced on April 19, 2016. Assay results included those for Hole WB208 drilled on the Super T layer of 9.05 g/t 3E (2.16 g/t Pt, 5.32 g/t Pd, 1.57 g/t Au) over 5.5 meters from 1006.5 meters to 1012 meters vertical depth.

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On May 26, 2016 the Company announced the closing of a public offering of common shares. The Company issued 11,000,000 common shares at a price of $3.00 per Share, for aggregate gross proceeds of $33,000,000.

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Effective May 3, 2016 the Company amended the Sprott and the Liberty credit facilities to extend the provision whereby Maseve must reach and maintain a three- month rolling average 60% of planned production to commence six months post construction completion. The provision whereby Maseve must reach and maintain a three-month rolling average 70% of planned production will now commence nine months post construction completion. Construction completion occurred on March 31, 2016. In consideration for the amendments, the Company issued 131,654 common shares to both Sprott and Liberty.

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On April 19, 2016 the Company reported increased grade and a significant increase in indicated ounces in an updated independent resource estimate for platinum, palladium, rhodium and gold (“4E”) at Waterberg. Mineral resources in the T and F zones at Waterberg (100% project basis) increased to an estimated 23.894 million ounces 4E in the Indicated category (209.559 million tonnes grading 3.55 g/t 4E (1.07 g/t Pt, 2.19 g/t Pd, 0.26 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off)) plus 11.710 million ounces 4E in the Inferred category (105.918 million tonnes grading 3.44 g/t 4E (1.04 g/t Pt, 2.09 g/t Pd, 0.28 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off)). The associated National Instrument 43-101 technical report was filed on April 29. 2016.

PLATINUM GROUP METALS LTD.	…2

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Hot commissioning and final checks and testing of the Maseve conveyors, primary jaw crusher and mill were completed in February and March, 2016. Throughput capacity and floatation recovery rates were found to be at or exceeding design ratings.

Financial Results for the Nine Months Ended May 31, 2016

At May 31, 2016 the Company held a cash balance of $45 million. During the nine months ended May 31, 2016, the Company incurred a net loss of $1.6 million (May 31, 2015 – net loss of $3.8 million). General and administrative expenses during the period were $4.5 million (May 31, 2015 - $5.4 million) and gains on foreign exchange were $2.2 million (May 31, 2015 – $7.5 million). Finance income consisting of interest earned and property rental fees in the period amounted to $0.8 million (May 31, 2015 - $3.0 million). Loss per share for the period amounted to $0.02 as compared to a loss of $0.04 per share for the comparative period in fiscal 2015.

Amounts receivable at May 31, 2016, totalled $9.5 million while accounts payable and accrued liabilities amounted to $8.0 million. Amounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa, amounts receivable on concentrate sales and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing equipment procurement, construction, development, exploration and administration costs.

During the period ended May 31, 2016, total expenditures by the Company for development, construction, equipment and other costs for Maseve were approximately $90 million. Expenditures on the Waterberg Project, currently being funded by the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), were approximately $5.5 million.

The Maseve Mine is fully constructed and is now in the ramp up phase of production. At present development at the Maseve Mine has established 20 ends where the Merensky Reef is exposed and of these 18 are currently working ends. Recent efforts have been focused on primary access development and raise lines. Active stoping areas are increasing as development and set up on Merensky Reef ends is completed. Grade reconciliation from underground sampling to the deposit block model has been good.

Commissioning feed to the plant in February and March was primarily sourced from the low grade development stockpiles. During April and May a small volume of tonnes from underground mining were introduced along with the low grade development feed. To May 31, 2016 approximately 320,297 tonnes were milled at an average grade of approximately 0.74 grams per tonne. Approximately 5,326 4E ounces in concentrate were produced. Looking forward, tonnes mined are scheduled to increase as key mining blocks are accessed, developed and stoped. Stoping in bord and pillar mining and long-hole mining has started. Grade of material feed to the mill is increasing as the proportion of the stoped tonnes increases relative to development tonnes. A conveyor from underground has been commissioned that feeds directly to the overland conveyor and into the primary crusher and mill.

First concentrate was produced in February 2016 with commercial production expected late in calendar 2016. Initial monthly revenue from concentrate sales before commercial production will be treated as a reduction in project capital cost. Cost recoveries to May 31, 2016 from concentrate sales totaled approximately $4.6 million.

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Outlook

The Company’s key business objectives for calendar 2016 will be to continue with underground development and production ramp up at the Maseve Mine and to advance the Waterberg Project. The Company plans to focus management effort and the cash on hand to increase production at the Maseve Mine, in line with the mine plan, with the objective to achieve positive cash flow in calendar 2016.

Development work in blocks 12, 11, 10 and 9 in the North Mine and block 16 in the South Mine are key to the mining plans and ramp up of production for the Maseve Mine. Block 11 has some of the best grade thickness at the Maseve Mine and is an important part of the next two to three years of the mine plan. Primary access development is now approximately 90 meters away from mining block 11 and access should be completed in August 2016. Block 11 is a large, well-drilled and stable mining block estimated to host more than 545,000 4E Merensky Reef ozs. This block is flat dipping at 9.6 degrees, has an average seam thickness of 157 cm and is scheduled to be mined utilizing a bord and pillar mechanized method. (NI 43-101 report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” effective July 15, 2015.)

R. Michael Jones CEO said “The construction of the Maseve Mine has been completed with a good safety record and in accordance with designs. The deposit blocks that have been accessed for current mining show good grade thickness correlation to the block model. The concentrator plant performs at or in excess of design capacity and produced concentrate has been sold. Feed grades to the plant are increasing. Our challenge ahead is to open stopes and mine an increased volume of stoped material. Our most important and best grade thickness block in the mine plan is 90 m ahead of our declines and access and mining is expected in August 2016”

Continued mining rate increases and production increases are required in the months ahead in order to meet the production covenants in the Company’s loan agreements. Other risk factors include metal prices and a strengthening of the South African Rand, since costs are in Rand and revenues are in United States dollars.

The Company plans to continue work on the Waterberg Project with its joint venture partners. An updated resource calculation for Waterberg was published on April 19, 2016. The updated resource calculation and resulting block model will be incorporated into pre-feasibility study work already in progress. Mine planning, metallurgical work and mill design optimization, infrastructure design and location planning and capital cost and operating cost estimating is all going well. The scope of the pre-feasibility study now includes portions of the Waterberg Extension area, due to the May 2015 2nd Amendment to the JOGMEC Agreement. Funding for drilling and engineering at Waterberg is in place from JOGMEC, allowing the project to advance and grow without a draw on the Company’s working capital.

Subsequent to the end of the fiscal quarter the South African Department of Mineral Resources requested an update from the Company regarding its efforts to achieve a possible empowerment transaction to increase its empowerment stake from 17.1% to 26% equity following the dilution of Africa Wide’s interest in Maseve. The Company will provide the update as requested. No notice of non-compliance has been received.

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About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information, contact:
         R. Michael Jones, President
         or Kris Begic, VP, Corporate Development
         Platinum Group Metals Ltd., Vancouver
         Tel: (604) 899-5450 / Toll Free: (866) 899-5450
         www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the construction, development and ramp up of the Maseve Mine (also known as Project 1 of the former Western Bushveld Joint Venture); operational and economic projections with respect to the Maseve Mine; future activities at Waterberg and the funding of such activities; trends in metal prices; the Company’s overall capital requirements and future capital raising activities; plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.